201 Daktronics Drive
Brookings, South Dakota 57006

April 26, 2024

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:
Daktronics, Inc.
201 Daktronics Drive
Brookings, South Dakota 57006

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Daktronics, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

VIA FEDERAL EXPRESS

Confidential
Claire Erlanger and Len Jui
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4631
Washington, DC 20549

Re:    Daktronics, Inc.
Form 10-K for the Year Ended April 29, 2023
Form 8-K furnished February 28, 2024
File No. 001-38747

Dear Ms. Erlanger and Mr. Jui:

As discussed with Ms. Erlanger in a telephone conversation on April 23, 2024, we are submitting this supplemental letter to enhance our April 10, 2024 letter in response to your comment letter dated March 19, 2024. In this supplemental letter to comment number 4, we are providing the additional explanations, calculations, and information. As used in this letter, (the “Company”, “Daktronics”, “we”, “our”, or “us”) refers to Daktronics, Inc.

Because of the commercially sensitive nature of financial information contained in this supplemental response, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Rules on Information and Requests, 17 C.F.R. § 200.83, of the Securities and Exchange Commission (the “SEC”).

CONFIDENTIAL TREATMENT REQUESTED BY DAKTRONICS, INC. – DAKT 001

CONFIDENTIAL TREATMENT REQUESTED BY DAKTRONICS, INC. – DAKT 002
Notes to the Financial Statements
Note 1. Nature of Business and Summary of Significant Accounting Policies
Investments in Affiliates, page 42

After further review in conjunction with the comment letter response, we noted the revenue component of the income test was inadvertently not considered for the disclosure requirements for our equity method investee XDisplayTM Company (“XDC”), under the requirements of Rule 3-09 of Regulation S-X (“Rule 3-09”). We have historically concluded that XDC’s revenue is not material due to the below reasons and have only used the income component of the income test in accordance with Rule 1-02(w). As shown in the XDC financial information summary table below, XDC’s revenue as a percent of XDC’s loss before income taxes ranges from approximately [***]% to [***]%. Given the quantitative significance of XDC’s revenue, we believe it is appropriate to conclude that XDC has material revenue and that the revenue component of the income test is applicable.

Our historical conclusion was based upon the guidance in Rule 1-02 of Regulation S-X which states “This paragraph (w)(1)(iii)(A)(2) does not apply if either the registrant and its subsidiaries consolidated or the tested subsidiary did not have material revenue in each of the two most recently completed fiscal years.” Our interpretation at that time was that XDC’s revenue was not material in relation to the overall Daktronics financial statements. However, we have recently been made aware of the SEC’s staff’s remarks at the 2022 AICPA & CIMA Conference on Current SEC and PCAOB Developments that the determination of whether an equity method investee has material revenue is separate from that for the registrant. That is, the determination of whether the acquiree (in our case, XDC) has material revenue should be made in the context of that entity and not that of the registrant. In light of these clarifying remarks, and given the quantitative significance of XDC’s revenue, we concluded that XDC’s revenue is material, in which case the revenue component of the income test applies. Since the results of the revenue component do not exceed the 20% significance threshold for any period, the income test would not be met. Additionally, as previously communicated, the investment test is also below 20%. Therefore, the financial statements of XDC would not be required under Rule 3-09 for any of the periods under this review. Please see the calculations in the tables below.

We will continue to apply the tests under Rule 3-09 to our equity method investees and comply with the reporting regulations, and we have complied with and intend to continue to comply with the requirements of Rule 4-08(g) of Regulation S-X and have provided and will continue to provide the summarized financial information for our equity method investees for all relevant periods in the notes to our financial statements included in our Annual Reports on Form 10-K.

XDC Information
XDC is domiciled in Ireland and its financial results are in Euros. XDC operates on a 52-week calendar year, with its fiscal year ending December 31. The following tables set forth XDC’s financial information as of and for the years indicated, consisting of unaudited U.S. GAAP results converted from Euros to U.S. dollars at $1.07 for consistency across the comparison years:

Year Ended
(In Thousands)	December 31, 2023	April 29, 2023	April 30, 2022	May 1, 2021
Net sales	$[***]	$[***]	$[***]	$[***]
(Loss) before income taxes	$[***]	$[***]	$[***]	$[***]
Net sales as a percentage of loss, absolute value	[***]%	[***]%	[***]%	[***]%

CONFIDENTIAL TREATMENT REQUESTED BY DAKTRONICS, INC. – DAKT 002

CONFIDENTIAL TREATMENT REQUESTED BY DAKTRONICS, INC. – DAKT 003

Revenue Test Results of the Income Test:

Year Ended
(In Thousands)	Forecasted April 27, 2024	April 29, 2023	April 30, 2022	May 1, 2021
Revenue component
Daktronics net sales	$[***]	$754,196	$610,970	$482,033
XDC net sales	$[***]	$[***]	$[***]	$[***]
Revenue component percent	[***]%	[***]%	[***]%	[***]%

Under Rule 1-02(w), we conducted the income test and considered the two components of income and revenue. The revenue component did not exceed the 20% significance threshold in any period. Under the rule, if either component does not exceed 20 percent, the registrant does not need to provide financial statements. The investment test results were communicated previously also did not exceed 20 percent. Therefore, the financial statements of XDC would not been required under Rule 3-09 for any of tests or any of the periods under this review.

We appreciate the opportunity to respond to the Staff’s comments, and we would welcome any follow-up questions or concerns you may have after reviewing our responses. You may feel free to contact me directly at 605-692-0214 or by email at Sheila.Anderson@Daktronics.com. Also, please note that we have copied our securities attorney and auditors with this letter, as they are closely involved in reviewing our disclosures and reporting practices.

Sincerely,

/s/ Sheila M. Anderson
Sheila M. Anderson
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

cc:	Reece A. Kurtenbach, President and CEO, Daktronics, Inc. (Reece.Kurtenbach@Daktronics.com)
Winthrop & Weinstine, P.A.
Deloitte & Touche LLP

CONFIDENTIAL TREATMENT REQUESTED BY DAKTRONICS, INC. – DAKT 003